SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 5, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes   __                                                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes   __                                                No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes   __                                                No     X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated August 5, 2008, announcing the filing of its Half-Year Financial Report with the French Autorité des Marchés Financier and containing a copy of such report, which was established in accordance with the IFRS standards for the second quarter and six months ended June 30, 2008.

Availability of Dassault Systèmes’ 2008 Half-Year Financial Report

(IFRS half year consolidated accounts)

Paris, France, August 5, 2008 - Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the availability to the public and the filing of its Half-Year Financial Report with the French Autorité des Marchés Financier. The half-year condensed consolidated accounts featured in this report are established in accordance with the IFRS standards.

This Half-Year Financial Report is available on Dassault Systèmes’ website at http://www.3ds.com (heading Corporate/Investors/Regulated Information). Hard Copies of the Half-Year Financial Report are also available upon request at Dassault Systèmes’ headquarter, 9 quai Marcel Dassault, 92150 Suresnes, France.

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

CONTACTS :

Dassault Systèmes :
Valérie Agathon/Béatrix Martinez
33.1.40.99.69.24

DASSAULT SYSTEMES
HALF- YEAR FINANCIAL REPORT
June 30, 2008
Société anonyme
Common stock, nominal value €1 per share as of June 30, 2008: 117,645,813 euros
Registered Office: 9, quai Marcel Dassault – 92150 Suresnes
Nanterre Commercial Register under No. 322 306 440

Table of Contents

1.	RESPONSIBILITY				p.2
	1.1	Person Responsible for the Half Year Financial Report			p.3
	1.2	Statement by the Person Responsible for the Half Year Financial Report			p.3
2.	HALF YEAR ACTIVITY REPORT				p.4
	2.1	Summary Description of Dassault Systèmes			p.4
	2.2	Risk Factors			p.5
	2.3	General Presentation			p.5
		2.3.1	Basis of presentation and summary of significant accounting policies		p.5
		2.3.2	Summary overview		p.7
		2.3.3	Supplemental adjusted financial information		p.8
	2.4	Financial Review of Operations as of June 30, 2008			p.11
		2.4.1	Revenue		p.11
			2.4.1.1	Software revenue	p.11
			2.4.1.2	Services and other revenue	p.12
		2.4.2	Operating expenses		p.13
		2.4.3	Operating income		p.13
		2.4.4	Financial revenue and other, net		p.14
		2.4.5	Income tax expense		p.14
		2.4.6	Net income and diluted net income per share		p.14
		2.4.7	Cash flow		p.15
	2.5	Related Party Transactions			p.15
	2.6	Business Highlights			p.15
	2.7	Important Post-closing Events			p.16
	2.8	Other Important Information			p.16
	2.9	Outlook			p.17
3.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008				p.18
4.	INDEPENDENT AUDITORS REPORT ON THE LIMITED REVIEW OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008				p.31

1	RESPONSIBILITY

1.1	Person Responsible for the Half Year Financial Report

Bernard Charlès, President and Chief Executive Officer.

1.2	Statement By The Person Responsible For the Half Year Financial Report

Suresnes, August 5, 2008

“I hereby declare that, to the best of my knowledge, the half-year condensed financial statements have been prepared in accordance with the applicable generally accepted accounting standards and provide a true and fair view of the Company’s financial position and results of operations and those of all companies included within the scope of consolidation, and that the half year business report reflects a true view of important events which occurred during the first six months of the year and of their impact on the half year financial statements, of the principal transactions between related parties, as well as the main risks and uncertainties for the remaining six months of the year.”

Bernard Charlès
President and Chief Executive Officer

2	HALF YEAR ACTIVITY REPORT

2.1	Summary Description of Dassault Systemes

Dassault Systèmes, which refers to Dassault Systèmes S.A. and its subsidiaries (the “Company”), is the world leader, based on market share, of the global market for PLM and Mainstream 3D software solutions. Its strategic mission is to provide software solutions and consulting services that enable its customers to: innovate in the design and quality of products and services; accelerate the introduction of products and services to satisfy market demand; collaborate with partners and suppliers in product development; create and manufacture products more cost effectively; and simulate their end-customers’ experiences (to understand and respond to their customers’ needs and to capture such information in order to develop, adapt or introduce new products responding to their customers’ evolving requirements).

The Company’s software applications address a wide range of products, from apparel, consumer goods, machine parts and semiconductors to automobiles, aircraft, ships and factories. Its global customer base includes companies primarily in 11 sectors: automotive; aerospace; shipbuilding; industrial equipment; high-tech; consumer goods; consumer packaged goods; life sciences; energy; architecture and construction; and business services.

The Company has six brands each with its own clearly defined mission, grouped under two reporting segments:

-
PLM: CATIA, for virtual product design; SIMULIA, for virtual testing; DELMIA, for virtual production; ENOVIA, for a global collaborative lifecycle management; and 3DVIA, for online 3D lifelike experiences;

-	Mainstream 3D: SolidWorks, for productive and easy-to-use 3D mechanical design.

In addition to sales of software applications, Dassault Systèmes (DS) also provides selected services, principally to large customers. These services comprise mainly consulting services in methodology for design, deployment and support, training services and engineering services.

The Company devotes significant resources each year to research and development. The Company’s research and product development teams are located in research laboratories in France, the United States and India (including the employees of its 3D PLM business venture), as well as in Canada, Germany, Israel and the United Kingdom.

The Company’s research and development is two-fold in nature, focusing on further advancing its current portfolio of software applications and, at the same time, on the development of technologies and applications which it expects to bring to market over the medium- to longer-term.

The Company largely markets and sells its software solutions indirectly. In 2007, approximately two-thirds of the Company’s total revenue resulted from indirect sales, including through IBM with whom DS has had a long-standing strategic relationship, and one third from direct sales.

Through its investments over the last several years the Company has developed three sales channels: (1) its PLM Business Transformation Channel, primarily addressing large enterprises through IBM PLM and the Company’s PLM direct sales forces, (2) its PLM Value Channel, primarily addressing small- to mid-size enterprises through a network of value-added resellers, and (3) its 3D Professional Channel, which focuses largely on the marketing and sales of the Company’s Mainstream 3D solutions through a network of value-added resellers and distributors. Pursuant to a long-standing, mutually non-exclusive agreement, IBM markets and distributes a substantial portion of DS’ PLM products worldwide. According to the terms of the agreement, DS licenses these products to IBM, who then sub-licenses them to end-users.

2.2	Risk Factors

The overall economic environment has an impact on the Company’s revenue and level of business activity. The Company also considers trends in business investment spending and industrial production since its customers are largely composed of manufacturing companies. However, in light of the time lag between general economic cycles and business investment spending, the differing investment cycles of the various industrial sectors it serves, and the specific investment budgets and calendars of its individual customers, the Company has not identified short- or mid-term correlation between these macro-economic indicators and the Company’s revenues for any particular region or period. In addition, economic indicators are frequently revised upwards or downwards, so that their forecasting relevance is limited.

The Company’s actual results or performance may be materially different from the estimated results based on management’s assumptions and materially negatively affected by known and unknown risks and uncertainties. Risks related to the Company’s business include, but are not limited to the following risks:

•
The Company’s revenue and earnings depend on corporate spending on information technology infrastructure, which may decrease during periods of weak general economic growth and business conditions or due to significant fluctuations in currency exchange rates.

•
As a result of its historical approach to commercializing its PLM products, a substantial portion of the Company’s total revenue results from a long-standing distribution agreement with IBM. Since 2005, the Company has begun to assume much greater responsibility for the distribution of PLM products. If it does not effectively address the related management and commercial challenges, the Company’s revenue and ability to grow could be negatively impacted.

•	Currency fluctuations may significantly affect the Company’s results of operations, in particular those related to USD and JPY relative to EUR.

•	Claims that its products, or any third-party components embedded in its products, infringe the proprietary rights of others could harm the Company’s sales and increase its costs.

•	If the Company does not maintain and improve the technological strength of its products, demand for them may be reduced.

•	Errors or defects in its products could cause the Company to incur additional costs, lose revenue and business opportunities and expose it to potential liability.

•	If the Company is unable to hire or retain its key personnel and executives, its business activities and operating results may be negatively affected.

•	The Company’s products, business development and sales could be adversely affected if it experiences difficulties with its partners.

•	The regulatory environments in which the Company operates have become increasingly complex, including with respect to accounting standards and internal controls.

•
As the Company’s business grows, it is increasingly exposed to the risk of claims and lawsuits against the Company that may increase its expenses for legal services, absorb management resources and result in adverse outcomes.

•	If the Company fails to adequately protect its intellectual property, its competitive market position could be harmed.

•	The growth of the Company creates organizational stresses which can adversely affect its business or financial performance.

•	Competitive price pressure and a longer sales cycle could negatively impact the Company’s revenue, financial performance and market position.

•	The Company’s key facilities are subject to risks of damage or temporary unavailability.

•	The Company is subject to the risks inherent in international operations.

Please see the Company’s 2007 Document de Référence, filed with the French “Autorité des Marchés Financiers” on April 4, 2008, for a detailed discussion of its risk factors.

2.3	General Presentation

2.3.1	Basis of Presentation and Summary of Significant Accounting Policies

The summary below highlights selected aspects of the Company’s financial results for the first half of 2008 under IFRS. The summary, the supplemental adjusted financial information and the more detailed discussion that follows should be read together with the Company’s half year consolidated financial statements and the related notes included under Section 3 of this Half Year Report.

The interim condensed consolidated financial statements for the six months ended June 30, 2008 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and as such do not include all information required for annual financial statements. Consequently, the interim condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2007, prepared in accordance with International Financial reporting Standards (“IFRS”) as adopted in the European Union.

The interim financial statements were prepared based on the same accounting policies as those applied in the consolidated financial statements as of December 31, 2007, with the exceptions described below. New standards and interpretations effective beginning on January 1, 2008 had no significant impact on the financial position and results of operations of the Company. New standards and interpretations effective beginning on January 1, 2009 were not early adopted by the Company.

Exceptions to the accounting policies used in the preparation of the interim financial statements are as follows:

-	Income tax expense is based on an estimate of the weighted average annual income tax rate expected for the full financial year.

-	Pension costs are estimated based on the actuarial reports prepared for fiscal year 2007.

In discussing and analyzing its results of operations, the Company considers supplemental adjusted financial information which excludes:

•	the effect of adjusting the carrying value of acquired companies’ deferred revenue,

•	the amortization of acquired intangibles,

•	stock-based compensation expense and,

•
other operating income and expense, net. In addition to the individual adjusted financial measures described in the 2007 Document de Référence, the Company’s IFRS 2008 periodic financial statements reflect other income and expense comprised of income and expense related to the relocation of the Company’s corporate headquarters and restructuring expenses. In its supplemental adjusted financial information, the Company excludes other operating income and expense effects because of their unusual, infrequent or generally non-recurring nature. As a result, the Company believes that its supplemental adjusted financial information helps investors better understand the current trends in its operating performance.  However, other operating income and expense are components of the Company’s income and expense for 2008 and by excluding them, the supplemental adjusted financial information understates the impact to its net income in 2008. Other operating income and expense are generally not recurring, and the Company does not expect to incur other operating income and expense as part of its normal business on a regular basis.

A reconciliation of this supplementary adjusted financial information with information set forth in the Company’s consolidated financial statements and the notes thereto is presented below under “Supplemental Adjusted Financial Information”.

When the Company believes it would be helpful for understanding trends in its business, it restates percentage increases or decreases in selected financial data to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed below “in constant currencies”, the results of the “current” period have first been recalculated using the average exchange rates of the comparable period in the preceding year, and then compared with the results of the comparable period in the preceding year period. All constant currency information is provided on an approximate basis. Unless otherwise indicated, the impact of exchange rate fluctuations is approximately the same for both the Company’s IFRS and supplemental adjusted financial data for the periods discussed below.

The Company’s quarterly revenues have varied significantly and are likely to vary significantly in the future. Its net income also varies considerably each quarter, reflecting the change in revenues, since its expenses tend to be relatively stable throughout the year. A significant portion of sales typically occurs in the last month of each quarter, and, as is typical in the software market, the Company normally experiences its highest licensing activity for the year in December. Software revenue, total revenue, operating income and net income have generally been highest in the fourth quarter of each year.

Some of the factors causing the Company’s quarterly revenues to vary significantly include, but are not limited to: changes in the macroeconomic environment, the size of software transactions, the method of software licensing, the timing and size of service engagements, the timing and size of product development software engagements as well as the timing and level of mergers and acquisition activities. Additionally, quarterly revenue can vary significantly due to the varying length of time required to negotiate and complete sales contracts or to the timing of recognition of service engagements.

2.3.2	Summary overview

The table below sets forth the Company’s revenue by activity, geographic region and segment for the half years ended June 30, 2008 and 2007 and provides growth rates on an as reported basis and in constant currencies.

	First half ended June 30,
(in millions, except percentages)	2008	Variation	Variation in constant currencies	2007
Total Revenue	633.6	6.2%	13%	596.6

Total revenue by activity
Software revenue	547.1	9.6%	16%	499.1
Services and other revenue	86.5	(11.3%)	(6%)	97.5

Total revenue by geography
Americas	189.8	0.1%	15%	189.7
Europe	295.8	12.2%	12%	263.6
Asia	148.0	3.3%	10%	143.3

Total revenue by segment
PLM revenue	499.7	5.6%	14%	473.1
Mainstream 3D revenue	133.9	8.4%	16%	123.5

The Company’s First Half 2008 financial performance benefited from the diversification of its revenues by geographic region, product application and sales channel.

•
All three of the Company’s geographic regions had year-over-year revenue growth, led by the Americas. In constant currencies as applicable, revenue in Europe increased 12%, the Americas increased 15% and Asia grew 10%.

•
Software revenue, representing 86% of the Company’s total revenue, was the principal driver of its revenue growth for the 2008 first half, increasing 16% in constant currencies, with total revenue increasing 13% in constant currencies. Services and other revenue decreased 6% in constant currencies.

•
Software revenue growth was well-supported by the performance of the Company’s three largest brands with CATIA software revenue increasing 22% in constant currencies, reflecting primarily internal growth, dynamic related to the transformation of the

Company’s sales channels as well as the acquisition of ICEM in June 2007, ENOVIA software revenue increasing 12% in constant currencies and Mainstream 3D software revenue increasing 16% in constant currencies led by SolidWorks. Company’s sales channels as well as the acquisition of ICEM in June 2007, ENOVIA software revenue increasing 12% in constant currencies and Mainstream 3D software revenue increasing 16% in constant currencies led by SolidWorks.

•
Services and other revenue, representing 14% of total revenue, decreased 6% in constant currencies. Services and other revenue growth trends during 2008 largely reflect the winding down of historical channel management activities rendered to IBM.

Recurring software revenue, which increased 20% in constant currencies, was an important contributor to revenue growth and continues to be an important aspect of the Company’s financial model. For the 2008 First Half recurring software revenue represented 63% of software revenue, compared to 61% in the 2007 First Half. Recurring software revenue includes periodic licenses and annual maintenance revenue.

Due to its revenue growth and profitability levels, the Company’s net cash provided by operations increased 11.9% for the 2008 First Half to €194.8 million compared to €174.1 million for the 2007 First Half.

Cash and short-term investments total €739.7 million at June 30, 2008, compared to €626.6 million at December 31, 2007. The Company’s net financial position amounts to €539.7 million at June 30, 2008, net of outstanding debt consisting of €200 million of financial long-term debt. During the 2008 First Half, the Company paid cash dividends totaling €53.7 million and completed share repurchases totaling €35.0 million.

2.3.3	Supplemental adjusted financial information

Readers are cautioned that the supplemental adjusted financial information is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered in isolation from or as a substitute for IFRS measurements. The supplemental adjusted financial information should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS. Furthermore, this supplemental adjusted financial information may not be comparable to similarly titled adjusted measures used by other companies.

In evaluating and communicating its results of operations, the Company supplements its financial results reported on an IFRS basis with adjusted financial data, including adjusted revenue, adjusted operating income, adjusted operating margin, adjusted net income and adjusted diluted net income per share. As explained above in section 2.3.1, the supplemental adjusted financial information excludes certain income statement elements: deferred revenue adjustments for acquired companies, amortization of acquired intangibles, including amortization of acquired software, (which arise from its acquisitions of companies and some technology-related intangible assets) stock-based compensation expense and other operating income and expense, net. Subject to the limitations set forth above and in its most recent Document de Référence, the Company believes that the supplemental adjusted financial information provides a consistent basis for period-to-period comparisons which can improve investors’ understanding of its financial performance.

The Company’s management uses the supplemental adjusted financial information, together with its IFRS financial information, to evaluate its operating performance, to make operating decisions and to plan and set objectives for future periods. Compensation of its executive officers is based in part on the performance of its business measured with the supplemental adjusted information. The Company believes that the supplemental adjusted data also provides meaningful information to investors and financial analysts who use it for comparing its operating performance to its historical trends and to other companies in its industry, as well as for valuation purposes.

The following table sets forth the Company’s supplemental adjusted revenue, operating income, operating margin, net income and diluted net income per share, which exclude the effect of adjusting the carrying value of acquired companies’ deferred revenue, the expense for the amortization of acquired intangible assets, stock-based compensation expense and other operating income and expense, net. The tables also set forth the most comparable IFRS financial measure and a reconciliation of the IFRS and adjusted information.

	For the First Half Ended June 30,						Increase (Decrease)
(in millions, except percentages and per share data)	2008 IFRS	Adjustment(1)	2008 adjusted	2007 IFRS	Adjustment(1)	2007 adjusted	IFRS	Adjusted(2)
Total Revenue	€633.6	€0.5	€634.1	€596.6	€6.9	€603.5	6.2%	5.1%
Total revenue by activity
Software revenue	547.1	0.5	547.6	499.1	6.9	506.0	9.6%	8.2%
Services and other revenue	86.5			97.5			(11.3%)
Total revenue by geography
Americas	189.8	0.2	190.0	189.7	3.4	193.1	0.1%	(1.6%)
Europe	295.8	0.2	296.0	263.6	2.6	266.2	12.2%	11.2%
Asia	148.0	0.1	148.1	143.3	0.9	144.2	3.3%	2.7%
Total revenue by segment
PLM revenue	499.7	0.5	500.2	473.1	4.5	477.6	5.6%	4.7%
Mainstream 3D revenue	133.9			123.5	2.4	125.9	8.4%	6.4%
Total Operating Expenses	€(495.8)	€13.7	€(482.1)	€(489.8)	23.6	€(466.2)	1.2%	3.4%
Stock-based compensation expense	(9.8)	9.8	–	(7.7)	7.7	-	n/a	n/a
Amortization of acquired intangibles	(18.6)	18.6	–	(15.9)	15.9	-	n/a	n/a
Other operating revenue and expense, net	14.7	(14.7)	–	0.0			n/a	n/a
Operating Income	137.8	14.2	152.0	106.8	30.5	137.3	29.0%	10.7%
PLM Operating income	84.7	13.9	98.6	61.9	27.8	89.7	36.8%	9.9%
Mainstream 3D Operating income	53.1	0.3	53.4	44.9	2.7	47.6	18.3%	12.2%
Operating Margin	21.7%		24.0%	17.9%		22.8%
PLM Operating margin	17.0%		19.7%	13.1%		18.8%
Mainstream 3D Operating margin	39.7%		39.9%	36.4%		37.8%
Income before Income Taxes	€138.0	€14.2	€152.2	€113.1	€30.5	€143.6	22.0%	6.0%
Income tax expense	(37.7)	(10.7)	(48.4)	(38.5)	(8.7)	(47.2)	n/a	n/a
Income tax effect of adjustments above	10.7	(10.7)	–	8.7	(8.7)	–	n/a	n/a
Minority interest	(0.1)			(0.1)			n/a
Net Income	€100.2	€3.5	€103.7	€74.5	€21.8	€96.3	34.5%	7.7%
Diluted Net Income Per Share(3)	€0.84	€0.03	€0.87	€0.62	€0.19	€0.81	35.5%	7.4%

(1)	The adjustment of stock-based compensation expense is as follows:

	For the First Half Ended June 30,
(in millions)	2008 IFRS	Adjustment	2008 adjusted	2007 IFRS	Adjustment	2007 adjusted
Cost of services and other revenue	€(74.5)	€0.4	€(74.1)	€(78.7)	€0.3	€(78.4)
Research and development	(150.3)	5.7	(144.6)	(152.0)	4.4	(147.6)
Marketing and sales	(187.7)	1.9	(185.8)	(171.4)	1.6	(169.8)
General and administrative	(52.0)	1.8	(50.2)	(46.0)	1.4	(44.6)
Total stock-based compensation expense	(9.8)	9.8	–	(7.7)	7.7	–

(2)
The adjusted percentage increase (decrease) compares adjusted measures for the two different periods. In the event there is an adjustment to the relevant measure for only one of the periods under comparison, the adjusted increase (decrease) compares the adjusted measure to the relevant IFRS measure.

(3)	Based on a weighted average 119.3 million diluted shares for the 2008 First Half and 119.2 million diluted shares for the 2007 First Half.

2.4	FINANCIAL REVIEW OF OPERATIONS AS OF JUNE 30, 2008

2.4.1	Revenue

Total revenue increased 6.2% to €633.6 million in first half 2008 compared to €596.6 million in the first half 2007 and grew 13% in constant currencies. Adjusted total revenue increased 5.1% to €634.1 million in first half 2008 compared to €603.5 million in the same period a year ago and increased 11% in constant currencies. Total adjusted revenue growth was driven by software revenue growth reaching 15% in constant currencies.

By geographic region and in constant currencies as applicable, revenue in Europe increased 12% (adjusted up 11%) the Americas increased 15% (adjusted up 13%) and Asia increased 10% (adjusted up 9%).

As a percentage of total revenue, Europe represented 47% (44% in 2007 First Half), the Americas accounted for 30% (32% in 2007 First Half) and Asia represented 23% (24% in 2007 First Half).

2.4.1.1	Software Revenue

Software revenue is comprised of new licenses revenue and periodic licenses, maintenance and product development revenue.

The Company’s PLM products are mainly licensed pursuant to one of two payment structures: (i) new licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays fees for maintenance, generally on an annual basis, or (ii) periodic (rental) licenses, for which the customer pays equal periodic fees to keep the license active. New licenses require the payment of fees for maintenance and product updates. Periodic (rental) licenses entitle the customer to corrective maintenance and product updates without additional charge. Product updates include improvements to existing products but do not cover new products. Software revenue generated from new customers, or from new business with existing customers, is recorded as “periodic license” revenue if the customer chooses that payment structure. The Company’s product development revenue relates to the development of additional functionalities of standard products requested by customers.

Software licenses offered by SolidWorks require the payment of a one-time fee, which is recorded as new licenses revenue. Access to upgrades and maintenance requires payment of an annual subscription fee, which is recorded as maintenance revenue.

For the First Half Ended June 30,
(in millions, except percentages)	2008	2007
Software revenue
New licenses revenue	€201.9	€192.0
Periodic licenses, maintenance and product development revenue	345.2	307.1
Total software revenue	€547.1	499.1
(as a % of total revenue)	86.3%	83.7%

Software revenue increased 9.6% and 16% in constant currencies. Adjusted software revenue increased 15%, with new licenses revenue growth of 11% and adjusted periodic licenses, maintenance and product development revenue growth of 17%, all figures in constant currencies.

PLM software revenue increased 17% in constant currencies. Adjusted PLM software revenue growth of 15% in constant currencies was led by CATIA with adjusted software revenue growth of 20% in constant currencies, reflecting good dynamics related to the transformation of the Company’s channels, and the inclusion of ICEM. ENOVIA adjusted software revenue performance increased 6% in constant currencies.

Mainstream 3D software revenue increased 16% in constant currencies. Adjusted Mainstream 3D software revenue increased 14% in constant currencies on growth in maintenance revenue, growth in sales of new licenses and growth of sales of its analysis and product data management software.

Recurring revenue, comprised of periodic licenses and maintenance revenue, increased 20% in constant currencies and totaled €345.1 million for the 2008 First Half, compared to €304.5 million in the 2007 First Half. Recurring revenue represented 63% and 61% of software revenue in the First Half of 2008 and 2007, respectively.

2.4.1.2	Services and other revenue

Services and other revenue are generated mainly from consulting services in methodology for design, deployment and support, training services and engineering services. In addition, the Company generates services revenue from the commissions it receives as a result of its sales activities as a reseller (formerly as an IBM Business Partner) and, since mid-2005, from fees paid by IBM for the Company’s management of the indirect PLM Value sales channel (Channel Management Provider or CMP). As the Company completes the transition to direct oversight of its PLM Value Channel, it will no longer receive CMP service revenue. The Company spun-off its DSF division on July 1, 2008, which will lead to lower commissions from internal reseller activity as noted above. The Company also resells a limited amount of computer hardware, for which it records only the gross margin from these sales as service revenue. For each of the periods presented, nearly all of the Company’s service revenue was generated principally by the PLM segment.

	For the First Half Ended June 30,
(in millions, except percentages)	2008	2007
Services and other revenue	€86.5	€97.5
(as a % of total revenue)	13.7%	16.3%

Services and other revenue, representing 13.7% of total revenue, decreased approximately 6% in constant currencies. These results largely reflect the winding down of certain historical channel management activities rendered to IBM and related fee revenue which will continue over the course of 2008 as the Company completes the formation of its indirect PLM channel.

2.4.2	Operating expenses

Growth in operating expenses of 1.2% to €495.8 million for the 2008 First Half compared to €489.8 million for the 2007 First Half reflected principally (i) the build-out of the Company’s sales channels, including in particular additional marketing, sales and administrative personnel, largely offset by (ii) other operating income and expense, in particular a gain on sale of real estate in connection with the relocation of the Company’s headquarters. Currency had a net favorable impact of about 7 percentage points on growth in the Company’s operating expenses during the 2008 First Half in comparison to the 2007 First Half due to the decrease in the value of the U.S. dollar and Japanese yen.

	For the First Half Ended June 30,
(in millions)	2008	2007
Operating expenses	€495.8	€489.8
Adjustments(1)	(13.7)	(23.6)
Adjusted operating expenses(1)	€482.1	€466.2

(1)
The adjustments and adjusted operating expenses in the table above reflect adjustments to the Company’s financial information prepared in accordance with IFRS by excluding (i) the amortization of acquired intangibles, (ii) stock-based compensation expense and (iii) other operating income and expense, net. For the reconciliation of this adjusted financial information with information set forth in its financial statements and the notes thereto, see “Supplemental Adjusted Financial Information” above.

2.4.3	Operating income

	For the First Half ended June 30,
(in millions)	2008	2007
Operating income	€137.8	€106.8

Operating income increased 29.0% to €137.8 million for the 2008 First Half from €106.8 million in the 2007 First Half. On an adjusted basis, operating income increased 10.7% to €152.0 million from €137.3 million in the prior year period. The increase in operating income reflected higher revenue and higher other operating income and expense, net which was offset in part by an increase in expenses related to personnel, particularly in marketing and sales and to higher general and administrative expenses related to the build-out of back office support for the Company’s PLM Value Channel. Changes in currency values reduced the reported operating income growth rate by an estimated 5 percentage points (5 percentage points on an adjusted basis). The operating margin increased to 21.7% from 17.9%. The adjusted operating margin increased 1.2 percentage points to 24.0%, compared to 22.8% in the year-ago period.

2.4.4	Financial revenue and other, net

	For the First Half Ended June 30,
(in millions)	2008	2007
Financial revenue and other, net	€(0.6)	€5.6

Financial revenue and other, net amounted to €(0.6) million for the 2008 First Half compared to €5.6 million for the 2007 First Half. Financial revenue and other, net was principally comprised of net interest income of €7.0 million and exchange losses of €(7.7) million. The decrease in financial revenue and other, net primarily reflected higher exchange losses on U.S. dollar or Japanese yen denominated receivables and payables, as well as a slight decrease in net interest income due to a decrease in the interest rates on investments held in U.S. dollars.

2.4.5	Income tax expense

	For the First Half Ended June 30,
(in millions, except percentages)	2008	2007
Income tax expense	€37.7	€38.5
Effective consolidated tax rate	27.3%	34.0%

Income tax expense decreased €0.8 million or 2.1% and the Company’s effective consolidated tax rate decreased to 27.3% for the 2008 First Half from 34.0% for the 2007 First Half, principally reflecting a lower rate of taxation on the gain generated by the sale of part of the Company’s headquarters as well as the recognition of a tax benefit resulting from the Company’s decision to use treasury stock to fulfill its obligations under the stock grants.  On an adjusted basis, the effective consolidated tax rate was 31.8% for the 2008 First Half, compared to 32.9% for the 2007 First Half.

2.4.6	Net income and diluted net income per share

	For the First Half Ended June 30,
(in millions, except per share data)	2008	2007
Net income attributable to Equity holders of the Company	€100.2	€74.5
Diluted net income per share	€0.84	€0.62
Diluted weighted average shares outstanding	119.3	119.2

Net income per diluted share increased 35.5%. Adjusted net income per diluted share increased 7.4% to €0.87 reflecting an increase in adjusted operating income of 10.7% partially offset by a significant decrease in financial revenue and other, net.

2.4.7	Cash flow

Net operating cash flow was €194.8 million for the 2008 First Half. Cash and short-term investments totaled €739.7 million and long-term debt totaled €200.0 million at June 30, 2008.

During the 2008 First Half, the Company repurchased 961,986 common shares for a total cost of approximately €35 million.

At the Annual Shareholders’ Meeting held on May 22, 2008, Dassault Systemes stockholders approved the payment of an annual cash dividend in the amount of €0.46 per share, or €53.7 million in the aggregate, for the fiscal year ended December 31, 2007. The cash dividend was paid on June 20, 2008.

2.5	Related Party Transactions

Related-party transactions were identified in the “Document de Référence” of Dassault Systèmes filed with the French Autorité des Marchés Financiers on April 4, 2008, in Chapter 7, Section 7.10 “Related-Party Transactions”.

Except those described in the 2007 “Document de Référence”, no new related party transactions occurred during the first half year 2008.

In particular, the transactions entered into with Dassault Aviation and 3D PLM Software Solutions Ltd during the first six months of 2008 and mentioned in the “Document de Référence” continued without any modifications which could significantly impact the financial position or the income of Dassault Systèmes during the 2008 First Half.

2.6	Business Highlights

On January 24, 2008, the Company announced the launch of its new, next-generation platform, Version 6 (V6). V6 is an open platform, embracing SOA standards. V6 offers a single PLM platform for all PLM business processes, available to anybody anywhere, spanning engineering groups, businesses and end users. V6 also gives intelligent access to product experience information no matter the data source location, with DS’ ENOVIA MatrixOne technology built into the foundation.  On May 29, 2008, the Company introduced its first Version 6 release, V6R2009, covering business processes designed to serve all of its 11 target industries.

This event had no significant impact on the consolidated financial statements as of June 30, 2008.

During the First Half 2008, the Company repurchased 961,986 common shares under the share repurchase program authorized by the Annual Shareholders’ Meeting of June 6, 2007.

The Company plans to repurchase up to 2 million shares over the Second Half 2008, subject to market conditions. At the Annual Shareholders meeting on May 22, 2008, shareholders approved the resolution authorizing the Board of Directors of the Company to implement a new share repurchase program in order to replace the program previously authorized.

2.7	Important Post-closing Events

On July 21, 2008, the Company completed the acquisition of Engineous Software, a market leader in process automation, integration and optimization for a cash purchase price of US$40 million. This acquisition is intended to extend SIMULIA’s leadership in providing Simulation Lifecycle Management solutions on the V6 IP collaboration platform.

On July 1, 2008, the Company spun off Dassault Systèmes Solutions France (DSF), its PLM sales division dedicated primarily to small and medium businesses in France, Belgium and Luxembourg, to become Keonys, a Dassault Systèmes Value Added Reseller (VAR). As part of Company’s plan launched in 2006 to build a PLM indirect sales channel, the creation of Keonys is consistent with the continuous strengthening of this channel, with a network of PLM resellers in more than 60 countries.

2.8	Other Important Information

On July 29, 2008, the Board of Directors of the Company approved the voluntary delisting of its American Depositary Shares (ADS) from Nasdaq and its voluntary deregistration with the U.S. Securities and Exchange Commission (SEC).

As a result, the Company intends to file a Form 25 with the SEC in October 2008 to effect the delisting. The delisting will be effective ten days after this filing.  The Company intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the U.S. Exchange Act as soon as practicable following the effectiveness of the delisting from Nasdaq. The deregistration will become effective 90 days after the filing of the Form 15F. The Company does not plan to publish a Form 20-F for the fiscal year ended December 31, 2008.

The Company intends to maintain its American Depository Receipt (ADR) program, which will enable investors to retain their ADRs and facilitate trading on the U.S. Over-The-Counter (OTC) market.

The Company will continue to publish its financial reports, statements and press releases in English as well as information for investors on its website (www.3ds.com) pursuant to section 12g3-2(b) of the U.S. Securities Exchange Act.

Following the delisting of the Company’s ADS and deregistration, the Company’s shares will remain listed on the Euronext's Eurolist.

2.9	Outlook

The Company’s objectives are prepared and communicated only on an adjusted basis and are subject to the cautionary statement set forth below:

The Company indicated in its second quarter press release issued on July 31, 2008 that it was reconfirming its constant currency adjusted software revenue growth objective of about 12% to 13% for 2008.

The Company’s actual results or performance may be materially different from the estimated results based on management’s assumptions as well as by known and unknown risks and uncertainties. Actual results or performances may differ materially from those assumptions due to a range of factors.  The Company has in particular assumed an average U.S. dollar to euro exchange rate of US$1.60 per €1.00 and an average Japanese yen to euro exchange rate of JPY160 to €1.00 for the 2008 third quarter and an average U.S. dollar to euro exchange rate of US$1.57 per €1.00 and an average Japanese yen to euro exchange rate of JPY160 to €1.00 for the full year 2008; however, currency values fluctuate, and its results of operations may be significantly affected by changes in exchange rates. The Company has also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that its increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent it from maintaining growth in revenues or cause it to incur substantial unanticipated costs and inefficiencies. In addition, the Company’s actual results or performance may be materially negatively affected by difficulties or adverse changes affecting its partners or its relationships with its partners, including the Company’s longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in its products; growth in market share by its competitors; and the realization of any risks related to the integration of any newly acquired company and internal reorganizations (See section 2.2).

3	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008

CONSOLIDATED STATEMENTS OF INCOME

		Six months ended June 30,
		2008	2007
(in thousands of euros, except per share data)	Note	(unaudited)	(unaudited)

New licenses revenue		201,888	191,924
Periodic licenses, maintenance and product development revenue		345,183	307,155

Software revenue	5	547,071	499,079

Services and other revenue		86,495	97,557

Total revenue		633,566	596,636

Cost of software revenue		(27,405)	(25,775)
Cost of services and other revenue		(74,464)	(78,741)
Research and development		(150,270)	(152,000)
Marketing and sales		(187,730)	(171,432)
General and administrative		(52,002)	(45,976)
Amortization of acquired intangibles		(18,618)	(15,952)
Other operating income and expense, net	6	14,764	-

Operating income		137,841	106,760

Financial revenue and other, net	7	(636)	5,637
Income from equity investees		817	695

Income before income taxes		138,022	113,092

Income tax expense		(37,646)	(38,453)

Net income		100,376	74,639

Attributable to:
Equity holders of the Company		100,236	74,512
Minority interest		140	127

Basic net income per share		€0.86	€0.64
Diluted net income per share		€0.84	€0.62

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands of euros)		June 30, 2008	December 31, 2007
Assets	Note	(unaudited)	(audited)

Property and equipment, net	8	47,891	61,132
Investments and loans receivable		3,114	2,479
Deferred tax assets		40,357	35,988
Intangible assets, net	9	262,406	298,435
Goodwill	9	401,175	417,800
Total non current assets		754,943	815,834

Trade accounts receivable, net of allowance for doubtful accounts of €4,322 in 2008 and €4,485 in 2007		268,432	319,968
Prepaid expenses and advances		22,981	19,907
Other current assets		84,461	76,687
Short-term investments		83,625	29,351
Cash and cash equivalents		656,053	597,246
Total current assets		1,115,552	1,043,159

Total assets		1,870,495	1,858,993

Liabilities

Common stock		117,684	117,604
Share premium		132,660	112,375
Treasury shares		(23,132)	-
Retained earnings and other reserves		1,099,594	1,054,316
Other items		(219,731)	(167,355)
Parent shareholders’ equity		1,107,075	1,116,940
Minority interest		1,410	1,270
Total equity	10	1,108,485	1,118,210

Deferred tax liabilities		22,430	28,985
Borrowings		200,000	200,000
Other non-current liabilities		69,743	74,625
Total non-current liabilities		292,173	303,610

Accounts payable		52,019	48,419
Accrued wages and other personnel costs		102,587	113,605
Unearned revenue		230,477	207,529
Income taxes payable		15,816	2,626
Other current liabilities		68,938	64,994
Total current liabilities		469,837	437,173

Total equity and liabilities		1,870,495	1,858,993

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,
		2008	2007
(in thousands of euros)	Note	(unaudited)	(unaudited)

Net income attributable to equity holders of the parent		100,236	74,512
Minority interest		140	127

Net income		100,376	74,639

Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of real estate	6	(17,529)	-
Depreciation of property and equipment	8	11,186	12,492
Amortization of intangible assets	9	20,691	21,038
Deferred income taxes		(8,495)	(9,653)
Non-cash share-based payment expense	12	9,846	7,672
Other		2,279	(4,230)
Changes in current assets and liabilities:
Decrease in trade accounts receivable		40,417	42,878
(Increase) in other current assets		(16,373)	(3,630)
(Decrease) in accounts payable and accrued expenses		(5,594)	(11,318)
Increase in income taxes payable		15,839	14,601
Increase in unearned revenue		34,849	30,748
Increase (Decrease) in other current liabilities		7,288	(1,137)
NET CASH PROVIDED BY OPERATING ACTIVITIES		194,780	174,100

Proceeds from sale of property	6	36,000	-
Additions to property, equipment and intangibles		(21,844)	(15,693)
Purchases of short-term investments		(78,758)	(16,361)
Proceeds from sales and maturities of short-term investments		21,585	31,195
Payment for acquisition of businesses, net of cash acquired		(2,799)	(44,266)
Other		227	(671)
NET CASH USED IN INVESTING ACTIVITIES		(45,589)	(45,796)

Proceeds from exercise of stock options	10	23,337	27,830
Repurchase of common stock	10	(35,027)	-
Cash dividends paid	10	(53,676)	(50,827)
Principal payments on capital lease obligations		-	(426)
NET CASH USED IN FINANCING ACTIVITIES		(65,366)	(23,423)

Effect of exchange rate changes on cash		(25,018)	(7,145)

INCREASE IN CASH AND CASH EQUIVALENTS		58,807	97,736

Cash and cash equivalents at beginning of period		597,246	408,746

Cash and cash equivalents at end of period		656,053	506,482

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(in thousands of euros)	June 30, 2008 (unaudited)	December 31, 2007 (audited)	June 30, 2007 (unaudited)

Net income	100,376	176,973	74,639

Available for sale securities	58	(86)	-
Derivative gains on cash flow hedges	2,036	714	3,056
Foreign currency translation adjustment	(53,747)	(91,130)	(20,261)
Tax on items taken directly to or transferred from equity	(723)	(217)	(1,052)
Net income recognized directly in equity, net of tax	(52,376)	(90,719)	(18,257)
Total recognized income and expense for the period	48,000	86,254	56,382

Attributable to:
Equity holders of the Company	47,860	85,964	56,255
Minority interest	140	290	127

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF BUSINESS

Dassault Systèmes, which refers to Dassault Systèmes S.A. and its subsidiaries (the “Company”), develops 3D and Product Lifecycle Management (“PLM”) software solutions powered by three-dimensional (3D) representation.  The Company provides software solutions and consulting services that enable its customers to innovate in products and services; accelerate product design in order to satisfy market demand; create and manufacture products more cost effectively; and simulate their end-customers’ experiences. The Company largely markets and sells its software solutions through indirect selling channels. With respect to the sales of the Company’s PLM solutions, International Business Machines Corporation (“IBM”) has been a long-standing strategic sales partner.

The Company has offices worldwide and specifically in Europe, the United States, Japan and India.

Dassault Systèmes S.A. is a société anonyme, a form of limited liability company, incorporated under the laws of France. The Company’s registered office is located at 9, quai Marcel Dassault, in Suresnes, France. The Dassault Systèmes S.A. shares are listed in France on Euronext Paris (Compartment A) and in the United States on the NASDAQ Global Market. These interim condensed consolidated financial statements were established under the responsibility of the Board of Directors on July 29, 2008.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The interim condensed consolidated financial statements for the six months ended June 30, 2008 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The interim condensed consolidated financial statements should be read in conjunction with the Group’s annual financial statements as of December 31 2007, prepared in accordance with International Financial reporting Standards (“IFRS”) as adopted in the European Union.

The condensed consolidated financial statements are presented in euros and rounded to up to the nearest thousand unless otherwise indicated.

Summary of Significant Accounting Policies

Except as described below, the interim financial statements were prepared based on the same accounting policies as those applied in the consolidated financial statements as of December 31, 2007:

-	Income tax expense is based on an estimate of the weighted average annual income tax rate expected for the full financial year.

-	Pension costs are estimated based on the actuarial reports prepared for fiscal year 2007.

The Company’s significant accounting policies are summarized in the notes to the annual financial statements. New standards and interpretations effective beginning on January 1, 2008 had no significant impact on the financial position and results of operations of the Group. New standards and interpretations effective beginning on January 1, 2009 were not early adopted by the Group.

Reclassifications

In 2008, the Company elected to present the amortization of intangible assets acquired through business combinations or acquisition of technology on a separate line in the income statement. The 2007 income statement has been restated to conform to the current year presentation.

NOTE 3.	SEASONALITY

The Company’s business activities are influenced by certain seasonal effects. Historically, revenue, operating income and net income tend to be the highest in the fourth quarter.

NOTE 4.	SEGMENT INFORMATION

Operating segments are components of the Company for which discrete financial information is available and whose operating results are regularly reviewed by management to assess performance and allocate resources. The Company operates in two reportable segments: the “PLM” segment and the “Mainstream 3D” segment.  The “PLM” market serves customers seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance. The “Mainstream 3D” market serves companies seeking to support product design. The accounting policies of the reportable segments are the same as those described in Note 2. Summary of Significant Accounting Policies.

Data by reportable segment is as follows:

(in thousands)	Six months ended June 30, 2008
	PLM	Mainstream 3D	Intersegment Elimination	Total

Revenue	€501,943	€134,149	€(2,526)	€633,566

Operating income	84,686	53,155		137,841

(in thousands)	Six months ended June 30, 2007
	PLM	Mainstream 3D	Intersegment Elimination	Total

Revenue	€475,177	€123,867	€(2,408)	€596,636

Operating income	61,877	44,883		106,760

NOTE 5.	SOFTWARE REVENUE AND TRANSACTIONS WITH IBM

Software revenue

Software revenue was comprised of the following:

	Six months ended June 30,
(in thousands)	2008	2007
New licenses revenue	€201,888	€191,924
Periodic licenses and maintenance revenue	345,084	304,577
Product development revenue	99	2,578
Software revenue	€547,071	€499,079

Transactions with IBM

Pursuant to the Company’s long-standing, mutually non-exclusive agreement with IBM, IBM markets and distributes a substantial portion of the Company’s PLM products worldwide, primarily CATIA and ENOVIA.

Revenue obtained through the commercial relationship with IBM represented 29% and 35% of consolidated revenues of the Company for the six months ended June 30, 2008 and June 30, 2007, respectively.

For the six months ended June 30, 2008 and 2007, the Company charged a sales incentive to software revenue of €6.9 million and €6.8 million, respectively.

The balance of trade accounts receivable with IBM was €55.5 million and €84.3 million as of June 30, 2008 and December 31, 2007, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM. At June 30, 2008, 95% of such accounts receivable were denominated in U.S. dollars (December 31, 2007: 89%), with the remainder denominated primarily in euros.

NOTE 6.	OTHER OPERATING INCOME AND EXPENSE, NET

	Six months ended June 30,
(in thousands)	2008	2007
Gain on sale of real estate (1)	€17,529	-
Headquarter relocation costs (2)	(1,214)	-
Restructuring costs (3)	(1,551)	-
Other operating revenue and expense, net	€14,764	-

(1)	Consideration received for the sale of part of the Company’s headquarters in Suresnes (France) of €36.0 million less net book value of €18.5 million. See Note 8.
(2)	Comprised primarily of consulting fees for relocation of the Company’s Headquarters.
(3)	Primarily composed of severance costs relating to the termination of employees of Delmia GmbH following the announcement of a restructuring plan by the Company on June 27, 2008.

NOTE 7.	FINANCIAL REVENUE AND OTHER, NET

Financial revenue and other for the six months ended June 30, 2008 and 2007 is as follows:

	Six months ended June 30,
(in thousands)	2008	2007
Interest income	€10,991	€11,167
Interest expense	(4,000)	(3,872)
Foreign exchange (losses) gains, net (1)	(7,696)	(2,086)
Other, net	69	428
Total	€(636)	€5,637

(1)	Foreign exchange losses are primarily composed of exchange losses (unrealized or realized) on U.S. dollar or Japanese yen denominated receivables.

NOTE 8.	PROPERTY AND EQUIPMENT

The change in the carrying amount of property and equipment as of June 30, 2008 is as follows:

	Six months ended June 30, 2008
(in thousands)	Land and buildings	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Gross value – January 1, 2008	€32,868	€80,358	€33,338	€47,528	€194,092
Accumulated amortization – January 1, 2008	(14,274)	(65,238)	(22,458)	(30,990)	(132,960)
Net value – January 1, 2008	€18,594	€15,120	€10,880	€16,538	€61,132
Acquisitions		9,354	2,006	7,480	18,840
Disposals (1)	(18,471)	(800)	(121)	(63)	(19,455)
Depreciation for the period	(123)	(4,778)	(2,380)	(3,905)	(11,186)
Exchange differences	-	(491)	(512)	(437)	(1,440)
Net value – June 30, 2008	€-	€18,405	€9,873	€19,613	€47,891

(1)
The net decrease in land and buildings is a result of the sale of part of the Company’s headquarters with a net book value of €18.5 million. The Company leased part of land and buildings related to its premises in Suresnes, France, under capital leases. In March 2007, the Company exercised the option to purchase these assets for a total consideration of €1. The Company sold these assets in February 2008 for a basis consideration of €36 million subject to additional contingent consideration. The Company will remain in these offices under an operating lease until the transfer of its headquarters to a new location in Vélizy, outside Paris, France; this transfer is expected to occur by the end of 2008.

NOTE 9.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets at June 30, 2008 consisted of the following:

	June 30, 2008			December 31, 2007
(in thousands)	Gross	Accumulated amortization	Net	Gross	Accumulated amortization	Net
Software	€237,205	€(134,143)	€103,062	€243,755	€(126,652)	€117,103
Customer relationships	190,612	(40,610)	150,002	204,758	(33,696)	171,062
Other	14,030	(4,688)	9,342	16,448	(6,178)	10,270
Total intangible assets	€441,847	€(179,441)	€262,406	€464,961	€(166,526)	€298,435

The change in the carrying amount of intangible assets as of June 30, 2008 is as follows:

(in thousands)	Software	Customer relationships	Other intangible assets	Total intangible assets
Net intangible assets as of January 1, 2008	€117,103	€171,062	€10,270	€298,435
Additions	2,489	136	111	2,736
Disposals	(145)	-	(18)	(163)
Other variations (1)	-	(2,794)	-	(2,794)
Amortization for the period (2)	(10,871)	(9,086)	(734)	(20,691)
Exchange differences	(5,514)	(9,316)	(287)	(15,117)
Net intangible assets as of June 30, 2008	€103,062	€150,002	€9,342	€262,406

(1)	Reflects the final allocation of the purchase price of Seemage, acquired in September 2007.
(2)	Amortization amounting to €18.6 million is recorded on the line “Amortization of acquired intangibles” in the consolidated statements of income.

The change in the carrying amount of goodwill as of June 30, 2008 is as follows:
(in thousands)	Goodwill
Goodwill as of January 1, 2008	€417,800
Changes to goodwill	3,026
Exchange differences	(19,651)
Goodwill as of June 30, 2008	€401,175

At June 30, 2008, goodwill was allocated to the “Mainstream 3D” segment for €21.8 million.

NOTE 10.	SHAREHOLDERS’ EQUITY

Consolidated statements of shareholders’ equity

	Attributable to equity holders of the Company						Minority interest	Total Equity
(in thousands)	Stated value	Share premium	Treasury stock	Retained earnings and reserves	Other items	Total

January 1, 2007	€115,770	€64,654	€-	€909,468	€(76,636)	€1,013,256	€980	€1,014,236
Net income				74,512		74,512	127	74,639
Net losses recognized directly in equity					(18,273)	(18,273)	16	(18,257)
Cash dividends paid				(50,827)		(50,827)		(50,827)
Exercise of stock options	1,087	28,554				29,641		29,641
Other stock transactions				7,672		7,672		7,672
Other changes				(27)		(27)		(27)
June 30, 2007 (unaudited)	€116,857	€93,208	€-	€940,798	€(94,909)	€1,055,954	€1,123	€1,057,077
Net income				102,171		102,171	163	102,334
Net losses recognized directly in equity					(72,446)	(72,446)	(16)	(72,462)
Exercise of stock options	747	19,167				19,914		19,914
Other stock transactions				10,291		10,291		10,291
Other changes				1,056		1,056		1,056
January 1, 2008	€117,604	€112,375	€-	€1,054,316	€(167,355)	€1,116,940	€1,270	€1,118,210
Net income				100,236		100,236	140	100,376
Net losses recognized directly in equity					(52,376)	(52,376)		(52,376)
Cash dividends paid				(53,676)		(53,676)		(53,676)
Exercise of stock options	741	20,285				21,026		21,026
Treasury stock transactions	(661)		(23,132)	(11,234)		(35,027)		(35,027)
Other stock transactions				9,846		9,846		9,846
Other changes				106		106		106
June 30, 2008 (unaudited)	€117,684	€132,660	€(23,132)	€1,099,594	€(219,731)	€1,107,075	€1,410	€1,108,485

Common stock

As of June 30, 2008, Dassault Systèmes had 117,683,695 common shares issued with a nominal value of €1 per share.

Dividends

A dividend relating to the period ended December 31, 2007 amounting to €53.7 million was paid in June 2008.

Stock repurchase programs

The general meeting of shareholders authorized the Board to implement a share repurchase program limited to 10 percent of the Company’s share capital. During the first quarter of 2008 the Company repurchased 961,986 shares for approximately €35 million; 300,000 of these shares were used to fulfill the Company’s obligations under the 2005 and 2006 stock grants.

NOTE 11.	COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation incidental to normal operations. It is not possible to determine the ultimate liability, if any, in these matters. In the opinion of management, after consultation with legal counsel, the resolution of such litigation and proceedings will not have a material effect on the consolidated financial statements of the Company.

NOTE 12.	SHARE-BASED PAYMENTS

As of June 30, 2008, compensation expense related to share-based payment awards of €11.5 million is recorded respectively in cost of services and other revenue for €0.4 million, in research and development for €6.3 million, in marketing and sales for €2.5 million, and in general and administrative for €2.3 million.

As of June 30, 2007, compensation expense related to the share-based payment awards of €9.0 million was recorded respectively in cost of services and other revenue for €0.3 million, in research and development for €5.0 million, in marketing and sales for €1.9 million, and in general and administrative for €1.8 million.

The following table summarizes the unvested options and restricted awards as of June 30, 2008 and changes during 2008:

Number of awards
Unvested at January 1, 2008	3,774,182
Granted	470,297
Vested	(300,000)
Forfeited	(92,644)
Unvested at June 30, 2008	3,851,835

As of June 30, 2008, total compensation cost related to unvested awards expected to vest but not yet recognized was €28.8 million, and the Company expects to recognize this expense over a weighted average period of 1.6 years.

NOTE 13.	SUBSEQUENT EVENTS

On July 21, 2008, the Company completed the acquisition of Engineous Software, a provider of process automation, integration and optimization solutions, for a price of U.S. $40 million, paid in cash.

On July 1, 2008, the Company announced the sale of Dassault Systèmes Solutions France (DSF), its PLM sales division dedicated primarily to small and medium businesses in France, Belgium and Luxembourg, to Keonys. This new independent company is a DS Value Added Reseller.

4	INDEPENDENT AUDITORS REPORT ON THE LIMITED REVIEW OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008

This is a free translation into English of the Statutory Auditors’ report issued in French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders
DASSAULT SYSTEMES SA
9, Quai Marcel Dassault
BP 310
92156 SURESNES Cedex

Pursuant to the mission assigned to us by your general meetings, and in accordance with the requirement of Article L.232-7 of French Commercial Law (Code de Commerce) and L.451-1-2 III of the Financial and Monetary Code (Code Monétaire et Financier), we performed:

-	The limited review of the accompanying condensed half-year consolidated financial statements of Dassault Systèmes, for the period from January 1 to June 30, 2008
-	The verification of information included in the half-year activity report.

These condensed half-year consolidated statements have been established under the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our limited review.

1.	Conclusion on the financial statements

We conducted our limited review in accordance with professional standards applicable in France. A limited review consists primarily of making inquiries of persons responsible for financial and accounting matters, and applying analytical procedures. A limited review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France. Consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – standard of the IFRSs adopted by the European Union applicable to interim financial information.

2.	Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the half-year activity report commenting the half-year consolidated financial statements subject to our limited review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, 30 July 2008

The Auditors

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit

Xavier Cauchois	Jean-Marc Montserrat

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: August 5, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer